UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023.

Commission File Number 001-38628

SilverCrest Metals Inc.

(Translation of registrant's name into English)

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVERCREST METALS INC.

/s/ Anne Yong______________
Date: September 12, 2023	Anne Yong
Chief Financial Officer

INDEX TO EXHIBITS

99.1	Las Chispas Operation Technical Report, dated September 5, 2023 with an effective date July 19, 2023

99.2	Consent of Expert - Kevin Murray

99.3	Consent of Expert - Scott Weston

99.4	Consent of Expert - Wynand Marthinus

99.5	Consent of Expert - Patrick Langlais

99.6	Consent of Expert - Michael Verreault

99.7	Consent of Expert - Ben Peacock

99.8	Consent of Expert - Jarita Barry

99.9	Consent of Expert - David Burga

99.10	Consent of Expert - Eugene Puritch

99.11	Consent of Expert - William Stone

99.12	Consent of Expert - Yungang Wu

99.13	Consent of Expert - Christopher Lee

99.14	Consent of Expert - Humberto Preciado

99.15	News Release dated September 7, 2023